

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

Via E-mail
David P. Luci, Esq.
President and Chief Executive Officer
Dipexium Pharmaceuticals, LLC
74 Broad Street
New York, New York 10004

> **Re: Dipexium Pharmaceuticals, LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted December 23, 2013**
> **CIK No. 0001497504**

Dear Mr. Luci:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act

of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

4. In your discussion of the prior clinical studies for Locilex, please identify the extent to which patients in the trials experienced any serious adverse events. If so, please identify such events and the frequency with which they occurred in prior trials.

5. Please identify the proximity in results necessary to determine that Locilex and oral ofloxacin demonstrated equivalent effects in prior trials.

6. Please identify the results for both Locilex and oral ofloxacin with respect to wound healing rates.

7. At your first reference, please provide a brief description of the two manufacturing issues identified in the FDA's non-approvable letter with respect to the prior regulatory development of Locilex as sponsored by Magainin Pharmaceuticals.

Risks Associated with our Business, page 5

8. Please revise your summary of material risks to indicate the extent to which any continuing issues with respect to manufacturing could impact regulatory development of Locilex.

9. We note on page 6 that you consider your U.S. Patent No. 8,530,409, relating to our new proprietary formulation and methods of use for Locilex, to be particularly important to your company. Please expand your disclosure to address the relative importance of U.S. Patent No. 5,912,231.

Implications of Being an Emerging Growth Company, page 6

10. Please state on page 6 that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b) of the Jobs Act.

Summary Financial Information, page 7

11. Similar to your Capitalization table, please revise your Balance Sheet Data disclosure to include a Pro Forma column that gives effect to the corporate conversion and the current pro forma column that gives effect to the sale of shares in the Offering should be labeled Pro Forma as Adjusted. Also include an additional line item for Stockholders' Equity to reflect the conversion of Members' Equity.

Risk Factors

General

12. Please include a separate risk factor which highlights the manufacturing issues that have prevented prior regulatory approval of Locilex, how you have attempted to address such issues, and the risk that the Company may face in the event the FDA determines such issues have not been fully resolved.

Our current and future operations substantially depend on our management team . . ., page 10

13. Please expand to describe the extent to which you have employment agreements with David Luci and Robert DeLuccia.

Locilex™ may have undesirable side effects which may delay or prevent marketing…," page 13

14. To the extent that patients in your clinical trials for Locilex have experienced serious adverse events, please revise your risk factor disclosure to identify such events and the frequency with which they have occurred.

We are exposed to product liability . . ., page 16

15. Please expand the discussion to state whether you currently have liability insurance and the extent of coverage.

Cautionary Note Regarding Forward-Looking Statements, page 34

16. We note that you intend for the safe harbor in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 to cover your forward-looking statements. Please note that you do not qualify for coverage of this safe harbor. Please revise your disclosure to remove any reference to the applicability of this safe harbor to statements made in the registration statement.

Capitalization, page 38

17. Please revise your capitalization table to remove cash and cash equivalents as it is not part of your capitalization. If you believe disclosure of cash and cash equivalents is meaningful please separate this line item from capitalization with a solid double line.

Business, page 45

18. Please expand your disclosure to explain why systemic antibiotics generate resistant pathogens but topical antibiotics do not.

19. We note on page 24 that you will need to enlist the cooperation of Scripps should you decide to apply for a five-year extension of U.S. Patent No. 5,912,231. Please expand your disclosure to discuss the specific cooperation you will require from Scripps and any communication you have had with Scripps about extending this patent.

20. We note that you have an exclusive sublicense from Multiple Peptide Systems with respect to the use of pexiganan in your Locilex. Please disclose the material terms of the license and sublicense agreement, including any material continuing rights and obligations of the parties, duration of the agreement and the circumstances in which the agreement may be terminated. Additionally, please file the license agreement between Scripps and Multiple Peptide Systems Inc. and the sublicense with Multiple Peptide Systems as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

21. We note on page 50 that the FDA agreed that data from the Locilex arm of the two prior studies conducted by Magainin can be used to supplement your safety database. We also note that the Studies 303 and 304 were designed to establish equivalence. Please clarify whether the FDA will require you to show equivalence to oral antibiotics and, if so, whether Studies 303 and 304 will be acceptable in this regard.

22. Please amend your disclosure to identify when the INDs for Locilex were submitted and by whom. Please also specify the specific indication identified for each IND.

Manufacturing and Supply, page 52

23. Please revise your disclosure to explain what the ongoing stability testing you refer to entails.

24. Please indicate whether the FDA has provided any response to the 18-month stability data provided with respect to your non-cGMP batch of Locilex.

25. Please revise your disclosure in this section to highlight the specific stability and purity concerns previously articulated by the FDA.

Competition, page 53

26. We note your statement that there are currently no products specifically approved by the FDA for the treatment of Mild DFI. However, we also note your disclosure on page 53 that potential competing products to Locilex include certain "FDA approved products for DFI." Please clarify whether the products listed in this section are approved for indications other than Mild DFI, such as its moderate or severe forms. If so, where you note that there are currently no products specifically approved for treatment of Mild DFI, please also note that various products have been approved for treatment of other levels of DFI severity.

<u>Executive Compensation, page 71</u>

27. Please update your executive and director compensation disclosure to include the registrant's last completed fiscal year ended December 31, 2013. You should also continue to include 2011 and 2012 executive compensation information in your Summary Compensation Table. Please refer to Instruction 1 to Item 402(c) of Regulation S-K.

<u>Principal Stockholders, page 76</u>

28. The security ownership table should be updated to the most recent practicable date. Please provide the date as of which this table applies.

<u>Shares Eligible for Future Sale, page 82</u>

29. Please state the number of shares that are subject to a lock-up.

<u>Financial Statements</u>
<u>Statements of Operations, page F-4</u>

30. After the corporate conversion Dipexium Pharmaceuticals, Inc. will be a taxable entity. Please revise to present a pro forma provision for income taxes, pro forma net loss and pro forma earnings (loss) per share data on the face of the historical statements of operations as if Dipexium Pharmaceutical LLC was a corporation.

<u>Signatures, page S-1</u>

31. Please note that under the instructions as to signatures for Form S-1, the registration statement is required to be signed by an individual identified as the principal financial officer. Please revise your signature page, accordingly.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Don Abbott at (202) 551-3608 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Lawrence A. Rosenbloom, Esq.
       Ellenoff Grossman & Schole LLP
       1345 Avenue of the Americas, 11th Floor
       New York, NY 10105